Exhibit 14.1




            Consent of Independent Registered Public Accounting Firm


The Board of Directors

We hereby consent to the incorporation by reference into (i) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V., (ii) the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V.,
(iii) the Registration Statement on Form S-8 (File No. 333-86060) of CEMEX, S.A. de C.V. and (iv) the Registration Statement on Form S-8 (File No. 333-128657) of CEMEX, S.A. de C.V., of our reports dated January 27, 2006 (except for note 25, which is as of May 25, 2006), with respect to the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three year period ended December 31, 2005, and the related financial statements schedules, which reports appear in this Annual Report on Form 20-F of CEMEX, S.A. de C.V.

KPMG Cardena Dosal, S.C.


/s/ Leandro Castillo Parada

Leandro Castillo Parada

Monterrey, N.L., Mexico

June 6, 2006